                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                        Health Systems Design Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   421964 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Richard C. Auger
                      c/o Health Systems Design Corporation
                            1111 Broadway, Suite 1800
                            Oakland, California 94607
                                 (510) 251-1330

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 with copies to
                               Douglas Smith, Esq.
                           Gibson, Dunn & Crutcher LLP
                              One Montgomery Street
                            Telesis Tower, 26th Floor
                      San Francisco, California 94104-4505

                                October 18, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box [ ].

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                                  SCHEDULE 13D

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP NO. 421964 10 7
--------------------------------------------------------------------------------------------------------------



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Richard Auger (1), J. Matthew Mackowski (2), & Catherine C. Roth (3)

--------------------------------------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /

          Not Applicable                                                (b) / /
--------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          Not Applicable

--------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   / /

--------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA (1), (2), & (3)

---------------------------------------------------------------------------------------------------------------
                      7        SOLE VOTING POWER

                               1,566,800 (1), 1,420,900 (2), & 897,134 (3)
 NUMBER OF
                     ------------------------------------------------------------------------------------------
   SHARES             8        SHARED VOTING POWER

BENEFICIALLY                   0 (1), 60,686 (2), & 0 (3)

  OWNED BY
                     ------------------------------------------------------------------------------------------
   EACH               9        SOLE DISPOSITIVE POWER

 REPORTING                     1,566,800 (1), 1,420,900 (2), & 897,134 (3)

  PERSON             -------------------------------------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER
   WITH
                               0 (1), 60,686 (2), & 0 (3)
----------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,945,520 shares (1), (2), & (3)

----------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /


-----------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          58.3% (1), (2), & (3)
-----------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN (1), (2), & (3)
-----------------------------------------------------------------------------------------------------------------




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                                  SCHEDULE 13D

ITEM 1.        SECURITY AND ISSUER:

         The name and address of the issuer is Health Systems Design Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 1111 Broadway, Suite 1800, Oakland, California 94607. The title and class of equity securities to which this statement relates is the common stock of the Company (the "Shares").

ITEM 2.        IDENTITY AND BACKGROUND:

         The persons filing this Schedule 13D are Richard C. Auger, an individual, J. Matthew Mackowski, an individual and Catherine C. Roth, an individual (the "Reporting Persons"). An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1. The Reporting Persons are filing this statement of beneficial ownership on
Schedule 13D because they each entered into an individual Voting Agreement (collectively the "Voting Agreements") with Perot Systems Corporation, a Delaware corporation ("Perot Systems"), dated as of October 18, 2000, whereby each Reporting Person agreed to vote his Shares in favor of the adoption and approval of the Agreement and Plan of Merger dated as of October 18, 2000 (the "Agreement"), among the Company, Perot Systems, and PSC Health Care, Inc., a Delaware corporation and wholly owned subsidiary of Perot Systems ("Merger Sub")(as described in Item 4 below). In addition, the Reporting Persons may be deemed to be members of a group, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with Perot Systems by virtue of being party to the Voting Agreement. Each of the Reporting Persons expressly declares that the filing of this Schedule 13D shall not be construed as an admission by him that he has formed any such group.

         The name, residence or business address and present principal occupation or employment of Richard C. Auger, J. Matthew Mackowski, and Catherine C. Roth are set forth on Schedule A hereto and such information is incorporated by reference herein.

         None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

         The information set forth in Item 4 and Item 5 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         The Reporting Persons beneficially own the Shares reflected in this
Schedule 13D (or deemed, solely for purposes of Rule 13d-3, to be beneficially owned) by them, directly or indirectly, because these Reporting Persons entered into the Voting Agreements where each agreed to vote such Reporting Person's Shares in favor of the proposed merger of the Company and Perot Systems, as described more fully in Item 4 of this Schedule 13D.

         This information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 4.        PURPOSE OF TRANSACTION:

         On October 18, 2000, the Reporting Persons entered into the Voting Agreements in connection with the Agreement, whereby, subject to the conditions set forth therein (including approval by the stockholders of the Company), Perot Systems will acquire the Company for $2.00 per share in an all cash transaction. In addition, the Merger Sub will merge with and into the Company in a statutory merger pursuant to the Delaware General Corporation Law, and Company will become a wholly-owned subsidiary of Perot Systems (the "Merger"). At the effective time of the merger (the "Effective Time"), the separate existence of Merger Sub will cease and the Company will continue as the surviving corporation (the "Surviving Corporation"). Each share of the capital stock of Merger Sub will be converted into and become one fully paid up and nonassessable share of common


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                                  SCHEDULE 13D
stock of the Surviving Corporation. Each Share that is owned by the Company or by any wholly-owned subsidiary of the Company and each Share that is owned by Perot Systems, Merger Sub or any other subsidiary of Perot Systems immediately prior to the Effective Time will automatically be canceled and retired without any conversion thereof and no consideration will be delivered with respect thereto. Each Share issued and outstanding as of the Effective Time will automatically be canceled and extinguished and converted into the right to receive in cash $2.00 per share. As a result of the merger, the Company may no longer meet the continued listing requirements of The Nasdaq National Market and may therefore be delisted from that market.

         Upon consummation of the Merger, the directors of Merger Sub at the Effective Time will continue as directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. At the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will be amended to be identical to the certificate of incorporation and bylaws, respectively, of Merger Sub as in effect immediately prior to the Effective Time.

         As an inducement to Perot Systems and Merger Sub to enter into the Agreement, the Reporting Persons entered into the Voting Agreements whereby each Reporting Person agreed to vote all of his Shares beneficially owned by him in favor of approval and adoption of the Agreement and approval of the Merger and certain related matters. In furtherance of such agreement, each Reporting Person granted to and appointed Perot Systems its irrevocable proxy and attorney-in-fact to vote the Shares beneficially owned by such Reporting Person in favor of the Merger and the adoption of the Agreement. Perot Systems and Merger Sub did not pay additional consideration to any of the Reporting Persons in connection with the execution and delivery of the Voting Agreements.

         In addition, each Reporting Person agreed not to (1) sell, transfer, pledge or otherwise dispose of any of the Shares or any interest therein (including the granting of a proxy to any person), and (2) take any action to solicit, initiate or encourage any Acquisition Proposal (as defined in the Agreement).

         Each of the Reporting Persons holds the Shares in the ordinary course of business and, except as otherwise set forth herein, not with the purpose or effect of changing the control of the Company.

         Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         References to, and description of the Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Agreement and the Voting Agreements, included as Exhibit 2, and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

(a) and (b): As of October 18, 2000, the Reporting Persons beneficially owned (or are deemed, solely for the purpose of Rule 13d-3, to beneficially own), directly or indirectly, an aggregate of 3,945,520 Shares, representing approximately 58.3% of the Company's outstanding common stock.

         Richard C. Auger has sole power to vote, direct the voting of, dispose of and direct the disposition of 1,566,800 Shares. Mr. Auger disclaims beneficial ownership of the Shares beneficially owned by J. Matthew Mackowski and Catherine C. Roth, which Shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by Richard C. Auger by virtue of being a party to the Voting Agreements. The filing of this Schedule 13D shall not be construed as an admission by Richard C. Auger that he is, for purposes of
Section 13(d) of the Exchange Act, the beneficial owner of Shares held by such other Reporting Persons.

         J. Matthew Mackowski, directly or through the Mackowski Family Trust, has sole power to vote, direct the voting of, dispose of and direct the disposition of 1,420,900 Shares. In addition, Mr. Mackowski has shared power to vote, direct the voting of, dispose of and direct the disposition of 60,000 Shares held by Mackowski & Shepler, a private partnership, of which Mr. Mackowski is a partner. He also has shared power to vote, direct the voting of, dispose of and direct the disposition of 686 Shares held by his wife, Susan Mackowski. Mr. Mackowski disclaims beneficial ownership of the Shares beneficially owned by Richard C. Auger and Catherine

                                  SCHEDULE 13D

C. Roth, which Shares may be deemed to be beneficially owned, for purposes of
Section 13(d) of the Exchange Act, by J. Matthew Mackowski by virtue of being a party to the Voting Agreements. The filing of this Schedule 13D shall not be construed as an admission by J. Matthew Mackowski that he is, for purposes of
Section 13(d) of the Exchange Act, the beneficial owner of Shares held by such other Reporting Persons.

         Catherine C. Roth, directly or through the Roth Family Trust, has sole power to vote, direct the voting of, dispose of and direct the disposition of 897,134 Shares. Ms. Roth disclaims beneficial ownership of the Shares beneficially owned by Richard C. Auger and J. Matthew Mackowski, which Shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by Catherine C. Roth by virtue of being a party to the Voting Agreements. The filing of this Schedule 13D shall not be construed as an admission by Catherine C. Roth that she is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of Shares held by such other Reporting Persons.

(c):     Not applicable.

(d): Until the Effective Time, each Reporting Person will retain the right to receive dividends in respect of, and the proceeds from the sale of, the Shares of such Reporting Person subject to the Voting Agreement.

(e):     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

Except as disclosed in or contemplated by the Agreement and the Voting Agreements, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any third person with respect to the Shares.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS:




              Exhibit 1           Joint Filing Agreement by and among Richard C. Auger, J. Matthew
                                  Mackowski, and Catherine C. Roth dated October 26, 2000.

              Exhibit 2           Agreement and Plan of Merger, dated as of October 18, 2000, among the
                                  Company, Perot Systems, and Merger Sub and the Form of the Voting
                                  Agreements,  which is attached as Exhibit A-2 of the  Agreement  and Plan of Merger (incorporated by reference to Exhibit 99.1 of the Company's
                                  Form 8-K as filed on October 20, 2000).


                                  SCHEDULE 13D

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    October 26, 2000

                                    RICHARD C. AUGER

                                    By: /s/ Richard C. Auger
                                       ---------------------------------
                                    Name:   Richard C. Auger


                                    J. MATTHEW MACKOWSKI

                                    By: /s/ J. Matthew Mackowski
                                       ---------------------------------
                                    Name:   J. Matthew Mackowski


                                   CATHERINE C. ROTH

                                   By: /s/ Catherine C. Roth
                                      ---------------------------------
                                   Name:   Catherine C. Roth

                                  SCHEDULE 13D

                                   SCHEDULE A
                                   ----------

                            LIST OF REPORTING PERSONS



Name:                             Richard C. Auger

Business Address:                 1111 Broadway, Suite 1800
                                  Oakland, CA 94607

Principal Occupation:             Independent Consultant; Chairman of the Board of Directors of Health Systems Design Corporation

Name, principal business and
address of corporation or other
organization in which employment
is conducted:                      N/A



Name:                             J. Matthew Mackowski

Business Address:                 275 Post St., Suite 1600
                                  San Francisco, CA 94108

Principal Occupation:             Partner of Mackowski & Shepler, a private investment partnership

Name, principal business and
address of corporation or other
organization in which employment
is conducted:                     N/A

Name:                             Catherine C. Roth

Business Address:                 221 Main St.
                                  Third Floor
                                  San Francisco, CA 94107

Principal Occupation:             Chief Executive Officer of MEDePass, Inc.

Name, principal business and
address of corporation or other
organization in which employment
is conducted:                     N/A



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                                  SCHEDULE 13D

                                  EXHIBIT INDEX



              Exhibit 1           Joint Filing Agreement by and among Richard C. Auger, J. Matthew
                                  Mackowski, and Catherine C. Roth, dated as of October 26, 2000.

              Exhibit 2           Agreement and Plan of Merger, dated as of October 18, 2000, among the
                                  Company, Perot Systems, and Merger Sub and the Form of the Voting
                                  Agreements, which is attached as Exhibit A-2 of the Agreement and Plan of Merger (incorporated by reference to Exhibit 99.1 of the Company's
                                  Form 8-K as filed on October 20, 2000).

